Filed Pursuant To Rule 433

Registration No. 333-209926

October 12, 2016

SPDR® Gold Shares ETF Capital Markets Perspective

GLD

SPDR Gold Shares (GLD®) was the first US-listed gold bullion-backed exchange traded fund (ETF). Other products have launched since GLD's 2004 debut, but GLD is the clear choice for institutional investors[1] who understand that when choosing a gold ETF, there are many factors to consider.

Liquidity

One factor to consider for institutional investors is the market size, because trading volume is a key determinant of cost. GLD is the most traded gold ETF in the US, with a 12-month average daily notional trading volume 14 times higher than its closest competitor.

12-Month Average Daily Notional Trading Volume

GLD $1,171,851,390	**IAU** $84,320,649

Source: Bloomberg Finance, L.P., State Street Global Advisors (SSGA), as of 9/30/2016.

The trading volume table above includes GLD and its biggest US-listed competitor in terms of assets under management, the iShares Gold Trust (IAU). Inception dates: GLD: 11/18/2004, IAU: 1/21/2005.

Higher liquidity tightens bid-ask spreads, lowering trading costs for investors, whether they are buying, selling or rebalancing. Also, each share of GLD amounts to about 10 times more gold exposure than shares of IAU, GLD's biggest competitor by assets.[2] That means that for any given transaction, total per-share trading costs associated with the same amount of gold exposure are about 10 times less using GLD than using IAU. That's why the bid-ask spread on GLD, measured in basis points, is lower than IAU's in the following table.

Bid/Ask Spread Comparison

	GLD	IAU
Share Price	$125.64	$12.69
Bid/Ask Spread ($)	0.01	0.01
Bid/Ask Spread (bps)	**0.81**	**7.88**

Source: Bloomberg Finance, L.P., SSGA, as of 9/30/2016.

Share price is as of 9/30/2016. Bid/Ask Spread data is for the month of September 2016.

The table above shows GLD and its biggest US-listed competitor, the iShares Gold Trust (IAU). Inception dates: GLD: 11/18/2004, IAU: 1/21/2005.

Trading Comparison

GLD's higher share price is also a factor in its advantage for large investors. Compare a hypothetical $1 million dollar investment in GLD versus IAU. The same $1 million investment buys 7,959 shares of GLD, compared to 78,802 shares of IAU. Because investors need to buy roughly 10 times as many shares of IAU as GLD shares for similar gold exposure, costs related to bid-ask spreads and commissions are 10 times as much on IAU than on GLD, when those fees are paid on a per-share basis.

Gold Exposure Comparison

	GLD	IAU
Investment	$1,000,000	$1,000,000
Share Price	$125.64	$12.60
Bid/Ask Spread	$0.01	$0.01
Trading Cost	$79.59	$788.02
Shares Purchased	**7,959**	**78,802**

Source: Bloomberg Finance, L.P., SSGA, as of 9/30/2016.

Options Liquidity

Trading GLD options is less expensive for the same reasons as trading GLD shares. GLD's options market is more than 1,380 times larger than its closest competitor, IAU, as the table below shows. The higher volume means tighter spreads and lower trading costs using GLD options versus using IAU options.

Also, the trading costs related to options is subject to the same per-share realities as trading GLD shares. For the same-sized transaction, the total bid-ask spread costs trading GLD options will be about one-tenth as much as using IAU options.

Notional Options Open Interest

GLD $55,442,092,536	**IAU** $40,184,154

Source: Bloomberg Finance, L.P., SSGA, as of 9/30/2016.

STATE STREET GLOBAL ADVISORS SPDR

WORLD GOLD COUNCIL

SPDR® Gold Shares ETF Capital Markets Perspective Securities Lending Revenue 1 GLD captured 97% of net new assets among the 20 largest holders of gold ETFs in 2015. Source: SSGA Securities lending can potentially offset costs for institutional 2 At GLD’s inception, each GLD share represented about 1/10 of an ounce of gold. But investors because of the revenues it can generate. The average accumulated expenses related to GLD’s expense ratio has caused this relationship amount on loan of GLD shares from September 2015 through to shift over time. As of 6/30/2016, each GLD share equaled about 1/9.548 of September 2016 was $547 million, compared to $77 million for an ounce of gold. IAU. It is key to note that the gold backing GLD’s shares is never After IAU’s 10-for-1 share split, payable June 23, 2010, one IAU share represented traded, leased or loaned. about 1/100 of an ounce of gold. This relationship, too, has shifted over time due to accumulated expenses related to IAU’s expense ratio. As of 6/30/2016, each IAU Securities Lending Revenue Comparison share equaled about 1/96.39 of an ounce of gold. GLD IAU Average Total Balance ($m) $547.47 $77.41 Average Utilization Rate (%) 28.78 26.38 Average Security Lending Fee (bps) 17.11 29.21 Source: Markit, SSGA, as of 9/30/2016. ssga.com | spdrs.com For investment professional use only. Not for public use. GLD is not an investment company registered under the Investment Company Act Important Risk Information of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of the Trust do not have ETFs trade like stocks, are subject to investment risk, fluctuate in market value and the protections associated with ownership of shares in an investment company may trade at prices above or below the ETFs’ net asset value. Brokerage commissions registered under the 1940 Act or the protections afforded by the CEA. and ETF expenses will reduce returns. GLD shares trade like stocks, are subject to investment risk and will fluctuate in While the shares of ETFs are tradable on secondary markets, they may not readily market value. The value of GLD shares relates directly to the value of the gold held trade in all market conditions and may trade at significant discounts in periods of by GLD (less its expenses), and fluctuations in the price of gold could materially and market stress. adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the There can be no assurance that a liquid market will be maintained for ETF shares. gold represented by them. GLD does not generate any income, and as GLD regularly Commodities and commodity-index linked securities may be affected by changes sells gold to pay for its ongoing expenses, the amount of gold represented by each in overall market movements, changes in interest rates, and other factors such as Share will decline over time. Investing involves risk, and you could lose money on weather, disease, embargoes, or political and regulatory developments, as well as an investment in GLD. Please see the GLD prospectus for a detailed discussion of trading activity of speculators and arbitrageurs in the underlying commodities. the risks of investing in GLD shares. If this is distributed electronically, the GLD The funds presented herein have different investment objectives, costs and prospectus is available by clicking here. expenses. Each fund is managed by a different investment firm, and the performance Investing involves risk, and you could lose money on an investment in GLD. Please see of each fund will necessarily depend on the ability of their respective managers the GLD prospectus for a detailed discussion of the risks of investing in GLD shares. to select portfolio investments. These differences, among others, may result in The GLD prospectus is available by clicking here. significant disparity in the funds’ portfolio assets and performance. For further The World Gold Council name and logo are a registered trademark and used with the information on the funds, please review their respective prospectuses. permission of the World Gold Council pursuant to a license agreement. The World Securities lending programs and the subsequent reinvestment of the posted collateral Gold Council is not responsible for the content of, and is not liable for the use of or are subject to a number of risks, including the risk that the value of the investments reliance on, this material. held in the collateral may decline in value and may at any point be worth less than the Standard & Poor’s®, S&P® and SPDR® are registered trademarks of Standard & original cost of that investment. Poor’s Financial Services LLC (S&P); Dow Jones is a registered trademark of Dow Investing in commodities entail significant risk and is not appropriate for Jones Trademark Holdings LLC (Dow Jones); and these trademarks have been all investors. licensed for use by S&P Dow Jones Indices LLC (SPDJI) and sublicensed for certain Important Information Relating to SPDR Gold Shares Trust: purposes by State Street Corporation. State Street Corporation’s financial products The SPDR Gold Trust (“GLD®”) has filed a registration statement (including are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their a prospectus) with the Securities and Exchange Commission (“SEC”) for the respective affiliates and third party licensors and none of such parties make any offering to which this communication relates. Before you invest, you should representation regarding the advisability of investing in such product(s) nor do read the prospectus in that registration statement and other documents they have any liability in relation thereto, including for any errors, omissions, or GLD has filed with the SEC for more complete information about GLD and interruptions of any index. this offering. You may get these documents for free by visiting EDGAR on the For more information: State Street Global Markets, LLC, One Lincoln Street, SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, Boston, MA, 0211. T: 866 320 4053. spdrgoldshares.com. the Trust will arrange to send you the prospectus if you request it by calling 866.320.4053. Not FDIC Insured • No Bank Guarantee • May Lose Value © 2016 State Street Corporation. All Rights Reserved. State Street Global Advisors ID7786-IBG-21381 1016 Exp. Date: 10/31/2017

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.